January 20, 2006
VIA EDGAR and U.S. MAIL
Mindy Hooker
Staff Accountant
Division of Corporation Finance
U. S. Securities and Exchange Commission
Station Place
100 F Street N.E.
Washington, DC 20549-7010

Re:	Mobile Mini, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 1-12804
Dear Ms. Hooker:
Mobile Mini, Inc., a Delaware corporation (the “Company”), is in receipt of the Staff’s letter dated December 29, 2005 (the “Letter”), regarding the Staff’s review of, and comment on, the Company’s Form 10-K for the fiscal year ended December 31, 2004. For convenience, we have reproduced the Staff’s comments in full below, and each comment is followed by the Company’s response. This letter is being sent via U.S. mail and will be filed on EDGAR tagged as correspondence.
Item 6. Selected Financial Data, page 21
1.	We note that you present EBITDA as a performance measure. It also appears that you are presenting EBITDA as a liquidity measure from your statement that it provides useful information regarding your liquidity. As such, please revise your disclosure to provide the following information, as required by Item 10(e) of Regulations S-K and Questions 8 and 12 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:”
•	Performance measure: Expand your discussion of the limitations of EBITDA to address how the exclusion of each item materially limits the usefulness of EBITDA. For instance, you might expand your disclosures, in part, to address the limitations of EBITDA as a performance measure by providing the following information:
•	It does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes interest expense has material limitations;

•	It does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore, any

Mindy Hooker
January 20, 2006

measure that excludes depreciation and amortization expense has material limitations.
•	It does not include taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations.
•	Performance measure: State how you compensate for the material limitations of using EBITDA.

•	Performance measure: State the economic substance behind your decision to use such a measure.

•	Performance measure: Please provide substantive reasons why management believes EBITDA provides useful information to investors.

•	Liquidity measure: Reconcile EBITDA to cash flows from operating activities, as the most comparable liquidity GAAP financial measure, in addition to reconciling to net income.

•	Liquidity measure: Present the three major categories of the statement of cash flows with equal or greater prominence.
Additionally, it is unclear to us why you have excluded debt-restructuring expense from your EBITDA calculation. It appears to us that this item should not be included in your reconciliation of EBITDA to Net Income as it does not meet the requirements of Item 10(e)(ii) of Regulation S-K. Please tell us why you believe this disclosure is appropriate or tell us how you will revise your future filings. Please note that all comments relating to non-GAAP financial measures relate to all filings made public through the SEC.
     Response: In future filings, beginning with the Form 10-K for the fiscal year ended December 31, 2005, the Company will expand its disclosure to be consistent with this comment. In particular, the Company will more fully discuss the limitations of EBITDA as a performance measure because such a measurement excludes certain necessary components in understanding and assessing the Company’s financial condition, such as interest expense, depreciation and amortization, debt restructuring expenses, and taxes, to the extent the Company may be required to pay taxes in the future.
In future filings, the Company will further discuss how it compensates for the limitations of using EBITDA. In particular, the Company will discuss the fact that, when evaluating EBITDA, investors should consider increasing or decreasing trends in EBITDA and how EBITDA compares to levels of debt and interest expense. The Company will further disclose that EBITDA should not be considered in isolation and should not be evaluated without also considering the Company’s cash flows from operating, investing and financing activities. As requested in your comment, the Company will also reconcile EBITDA to cash flows from operating activities and will present the three major categories of the statement of cash flows with equal or greater prominence than is given EBITDA.

Mindy Hooker
January 20, 2006

As disclosed on page 22 of the Company’s Form 10-K for the fiscal year ended 2004, the Company uses EBITDA, as defined in its revolving credit agreement, because it provides useful information regarding its liquidity and financial condition and because management uses this measure in evaluating the performance of the business. In future filings, the Company will also disclose that EBITDA provides useful information with respect to the Company’s ability to meet future debt service, capital expenditures and working capital requirements. Further, the Company will disclose that EBITDA is a component of the “Debt Ratio” covenant, which determines the Company’s available borrowing ability on its revolving line of credit and the “Applicable Margin” portion of the interest rate in effect thereunder. Because of the importance of the Company’s available credit in its revolving line of credit, the Company believes disclosure of EBITDA provides useful information to investors.
As you note, the Company excluded certain debt restructuring expenses from its EBITDA calculation. Pursuant to the definition of EBITDA used by the Company and as defined in its revolving credit agreement, debt restructuring expenses are not deducted. Thus, when determining its available credit, the EBITDA calculation excludes such expenses. In future filings, to the extent that EBITDA excludes such debt restructuring expenses, the Company will further clarify that such expenses are treated no differently than interest payments pursuant to the definition of EBITDA and thus, are included in the calculation of EBITDA. Because those expenses are included pursuant to the definition of EBITDA in its credit agreement, the Company believes such disclosure is necessary for investors to understand its available credit.
Contractual Obligations and Commitments, page 32
2.	In future filings, please revise your table of contractual obligations as follows:
•	To increase transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

•	To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.
     Response: In future filings, the Company will include scheduled interest payments in the table of contractual obligations and commitments. The Company will include additional disclosure on any assumptions used in computing the scheduled interest payments and presently expects to indicate that the interest rates effective as of the respective year end will be utilized for debt that has a variable rate of interest.

Mindy Hooker
January 20, 2006

At the present time, the Company is not paying cash on either of its interest rate swaps. To the extent the Company has obligations to pay cash in the future it will include such amounts in the contractual obligations table based upon the swap liability recorded in the financial statements with the year of settlement used for classification in the table.
Critical Accounting Policies, Estimates and Judgments, page 33
Impairment of Goodwill, page 34
3.	Based upon the segment reporting disclosure on page 60, it appears that each of your branches constitutes an operating segment that is aggregated to create one reportable segment. Please tell us and clarify your accounting policy to thoroughly explain the level at which you assess the impairment of goodwill.
     Response: The Company reports its branch operations as a single operating segment at the entity level. Further, the Company notes that its single operating segment consists of only one reporting unit under FAS 142 given that all of its components have similar economic characteristics so that none of its components is a separate reporting unit. The Company analyzes results of operations at the entity level which consists of its single reporting unit and segment. The Chief Executive Officer reviews reports and makes operating decisions at the entity level based upon his review of these operations.
In internally reporting its operating results, the Company does not maintain or report on balance sheets information, nor does it have intercompany transactions or accounts at either its branch operations or any level geographically. In evaluating whether Mobile Mini had more than one reporting unit the Company considered EITF D 101, “Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142” wherein it indicates, “A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.” Given that such discrete financial information is not available, the Company has concluded that its branch operations are neither businesses nor separate reporting units under the present operating and reporting structure.
The Company’s accounting policy in assessing the impairment of goodwill is calculated on an annual basis unless there is an event that is out of the ordinary, which would trigger the analysis of goodwill at that time. The Company uses the market approach to compute the fair value of the reporting unit. Given that the reporting unit and the enterprise are the same, fair value is determined by taking the stock price times the shares.
In future filings, the Company will further discuss how it views its operations and clarify that its operations consist of a single reporting unit in its operating segment.

Mindy Hooker
January 20, 2006

Consolidated Statement of Cash Flows, page 45
4.	We note that your cash flow statements disclose net purchase of your lease fleet and property, plant and equipment. It appears to us that these items should be shown gross in order for the reader to obtain a clearer understanding of your cash in and out flows. In future filings please show gross cash flows relating to these items. Refer to paragraphs 11-13 of SFAS 95.
     Response: In future filings, the Company’s cash flow statements will disclose purchase of lease fleet and property, plant and equipment on a gross basis and will make conforming reclassifications to comparable periods presented. The Company notes that proceeds from the sale of property, plant and equipment have been negligible in the last three years (generally less than $60,000) and that the amount of proceeds realized from the recovery of the lease fleet asset costs through sale has been only approximately $4 million in 2004, $4 million in 2003 and $5 million in 2002, which represents less than 10% of lease fleet purchases.
Note 1—Mobile Mini, its Operations and Summary of Significant Accounting Policies, page 46; Inventories, page 47
5.	Please tell us, and disclose in future filings, your policy regarding finished portable storage units held in inventory. Please tell us how long these units are typically held as inventory before becoming part of your lease fleet and as a result generating depreciation charges. Also, please tell us why the value of finished portable storage units increased to $9.3 million at September 30, 2005, as compared to $2.7 million at December 31, 2004.
     Response: The Company purchases shipping containers from various suppliers which in most cases were formerly used by the seller for ocean freight transportation. These containers are put into its finished storage units held for inventory until the containers are either sold as is, refurbished and sold, or refurbished and moved into the Company’s lease fleet. There is no certainty when it purchases the containers whether they will ultimately be sold, refurbished and sold, or refurbished and moved into the lease fleet. When units are determined to go into our lease fleet, they undergo an extensive refurbishment process that includes installing Mobile Mini’s locking mechanism, signage and painting and sometimes security doors to be compliant with our lease fleet standards. Units sold can sometimes go through a similar process, predicated on the customer’s specifications. In 2005, $17.5 million of these units on average were held in inventory 2 months before they were refurbished and moved to the lease fleet and $4.9 million of these units on average were held in inventory 5 months before they were sold.
The value of finished portable storage units increased to $9.3 million at September 30, 2005 as compared to $2.7 million at December 31, 2004. On September 30, 2005 we completed an

Mindy Hooker
January 20, 2006

acquisition of which a $1.7 million portion of the acquired containers were not on lease and were classified as finished goods. Approximately $7 million of the finished goods at September 30, 2005 were raw, unrefurbished ISO containers. These containers will remain in finished goods until we can refurbish the containers to Mobile Mini standards and deploy the container to our other branches. Additional purchases were due to uncertainty of the supply of containers and to supply the Gulf Coast after the hurricanes. As these containers are refurbished they will either be sold or moved to the lease fleet. The value of finished goods at December 31, 2005 was approximately $6 million.
*     *     *     *     *
We respectfully submit that the clarifications and disclosures discussed above adequately address your comments. Because the Company will enhance its disclosure in future filings, including its Form 10-K for the fiscal year ended December 31, 2005, which will be filed on or before March 16, 2006, the Company believes that an amended Form 10-K for the period ended December 31, 2004 is not required.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any preceding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please contact Lawrence Trachtenberg at 480-894-6311.

Very truly yours,

/s/ Lawrence Trachtenberg

Lawrence Trachtenberg

Copy to:	Joseph P. Richardson
Bryan Cave, LLP